Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated July 16, 2014	Registration Statement No. 333-195458
Relating to the Preliminary
Prospectus Supplement dated July 15, 2014
(To Prospectus dated May 14, 2014)

The KEYW Holding Corporation
2.50% Convertible Senior Notes due 2019

The information in this pricing term sheet relates to The KEYW Holding Corporation’s offering (the “Offering”) of its 2.50% Convertible Senior Notes due 2019 and should be read together with the preliminary prospectus supplement dated July 15, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated May 14, 2014, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-195458. The Issuer has increased the size of the Offering to $130,000,000 (or $149,500,000 if the underwriters’ over-allotment option is exercised in full). The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	The KEYW Holding Corporation, a Maryland corporation.
Ticker / Exchange for Common Stock:	KEYW / The NASDAQ Global Select Market (“NASDAQ”).
Securities Offered:	2.50% Convertible Senior Notes due 2019 (the “Notes”).
Aggregate Principal Amount Offered:	$130,000,000 aggregate principal amount of Notes (or $149,500,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $19,500,000 principal amount of Notes is exercised in full).
Maturity Date:	July 15, 2019, unless earlier repurchased or converted.
Interest Rate:	2.50% per annum, accruing from the Settlement Date.
Interest Payment Dates:	January 15 and July 15 of each year, beginning on January 15, 2015.
Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.
NASDAQ Last Reported Sale Price on July 15, 2014:	$12.11 per share of the Issuer’s common stock.
Conversion Premium:	Approximately 22.5% above the NASDAQ Last Reported Sale Price on July 15, 2014.
Initial Conversion Price:	Approximately $14.83 per share of the Issuer’s common stock.
Initial Conversion Rate:	67.4093 shares of the Issuer’s common stock per $1,000 principal amount of Notes.
Conversion Rate Adjustments:	Following a share split or combination or a stock dividend involving the Issuer’s common stock, certain distributions to all or substantially all holders of the Issuer’s common stock, the initial public offering of the Issuer’s subsidiary, Hexis Cyber Solutions, Inc., and certain tender or exchange offers involving the Issuer’s common stock, the Issuer will adjust the conversion rate as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.
Use of Proceeds:

The Issuer estimates that the proceeds from the Offering will be approximately $124.8 million (or approximately $143.6 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses. In connection with the pricing of the Offering, the Issuer has entered into capped call transactions with one or more of the underwriters or their respective affiliates (the “option counterparties”). The Issuer intends to use approximately $16.0 million of the net proceeds from the Offering to pay the cost of the capped call transactions. The Issuer intends to use the remaining net proceeds to repay the outstanding balances under its existing credit facility and for working capital, capital expenditures and other general corporate purposes, including potential acquisitions.

If the underwriters exercise their over-allotment option, the Issuer may use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer:

	Per Note	Total
Public Offering Price(1)	$1,000	$130,000,000
Underwriting discounts and commissions	$35	$4,550,000
Proceeds, before expenses, to the Issuer	$965	$125,450,000

(1) Plus accrued interest, if any, from the Settlement Date.

The estimated expenses of the Offering payable by the Issuer, exclusive of underwriting discounts and commissions, are approximately $625,000.

Capped Call Transactions:	In connection with the pricing of the Notes, the Issuer entered into capped call transactions with the option counterparties. The capped call transactions are expected to reduce the potential dilution to the Issuer’s common stock and/or offset any cash payments due in excess of the principal amount of converted Notes, as the case may be, upon any conversion of the Notes, with such reduction and/or offset subject to a cap. If the underwriters exercise their over-allotment option, the Issuer may enter into additional capped call transactions.
Trade Date:	July 16, 2014.
Settlement Date:	July 21, 2014.
CUSIP:	493723 AA8
ISIN:	US493723AA84
Joint Book-Running Managers:	RBC Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Manager:	SunTrust Robinson Humphrey, Inc.
Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change or the Hexis Spin-off:

Following a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the Maturity Date or following the Issuer’s delivery of a notice of the record date of the “Hexis spin-off” (as defined in the Preliminary Prospectus Supplement), the Issuer will increase the conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change or such Hexis spin-off, as the case may be, in certain circumstances, as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-whole Fundamental Change or the Hexis Spin-off” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a make-whole fundamental change or the Hexis spin-off, as the case may be, for each stock price and effective date set forth below:

	Stock Price
Effective Date	$12.11	$13.00	$14.00	$14.83	$16.00	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00
July 21, 2014	15.1670	12.5323	10.2007	8.6541	6.9256	5.2789	3.4565	1.5796	0.7217	0.2903	0.0745	0.0000
July 15, 2015	15.1670	11.6923	9.3321	7.7910	6.1013	4.5331	2.8640	1.2436	0.5430	0.2011	0.0385	0.0000
July 15, 2016	15.1670	10.9077	8.4571	6.8914	5.2213	3.7309	2.2375	0.9148	0.3823	0.1277	0.0133	0.0000
July 15, 2017	15.1670	10.2462	7.5729	5.9198	4.2294	2.8211	1.5550	0.5972	0.2437	0.0717	0.0013	0.0000
July 15, 2018	15.1670	9.5862	6.4079	4.5529	2.8275	1.6051	0.7575	0.2900	0.1213	0.0300	0.0000	0.0000
July 15, 2019	15.1670	9.5138	4.0193	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $45.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

•	If the stock price is less than $12.11 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 82.5763 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

_____________________________

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated July 15, 2014, and an accompanying prospectus, dated May 14, 2014) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Fax: 212-428-6260.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated July 15, 2014, and the accompanying prospectus, dated May 14, 2014. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

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